Woodpecker Technologies, LLC
Statement of Comprehensive Income
(Unaudited)

	For the Period June 30, 2017 (Inception) to December 31, 2017
Revenue	$ -
Expenses:	
Advertising and marketing	410
Auto	589
Insurance	178
Legal and outside contractors	897
Meals and entertainment	5,975
Office supplies and software	1,475
Other	58
Travel	620
Total expenses	10,202
Net loss	$ (10,202)